SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

ECOPETROL S.A. ANNOUNCES RESULTS OF THE COMPANY’S ANNUAL GENERAL SHAREHOLDERS’ MEETING

BOGOTA, Colombia, March 24, 2011. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) (“Ecopetrol” or the “Company”), Colombia’s integrated oil and gas company, announced the resolutions which were approved by the Company’s shareholders at the Company’s Annual General Shareholders’ Meeting, held today in Bogota.

The main resolutions were:

•	Approval of the reports presented by the CEO and the Board of Directors.

•	Approval of the Company’s unconsolidated and consolidated financial statements for the year ended December 31, 2010.

•
The distribution of an annual per share dividend payment of COL$145. The ordinary dividend will be distributed in three installments as follows: COL$49 per share to be paid on April 25, 2011, COL$48 per share to be paid on July 25, 2011 and COL$48 per share to be paid on October 25, 2011, to shareholders who are of record ten (10) stock business days before the relevant payment date.

•
The election of the following members to the Board of Directors: Minister of Finance, Minister of Mines and Energy, and Director of Planning Department, all of them representing the Government of Colombia; and of the following independent members: Mr. Fabio Echeverri Correa, Mr. Joaquin Moreno Uribe, Mr. Federico Renjifo Velez, Mr. Henry Medina Gonzalez, Mr. David Rojas Castro and Mr. Mauricio Cardenas Santamaria.

•	The election of KPMG LTDA as Statutory and External Auditor of ECOPETROL S.A. and its affiliates. The total fee for the auditory services amounts to COL$4,330 million excluding VAT.

•	Approval of amendments of Ecopetrol S.A.’s Bylaws in conformity with the proposal submitted to the shareholders.

The complete agenda and all related materials concerning the Company’s Annual General Shareholders’ Meeting are available on the Company’s website: www.ecopetrol.com.co.

 Bogota, Colombia – March 24, 2011

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and it is entering into the biofuels business.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co     www.ecopetrol.com.co

PRESS RELEASE

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co     www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 24, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer